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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

      [   ] Form 10-K  [   ] Form 20-F  [   ]  Form 11-K  [ X ] Form 10-Q

                                                      SEC FILE NUMBER: 0-31547
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For Period Ended:    March 31, 2003
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[ ] Transition Report on Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION

Full Name of Registrant                  American Oil & Gas, Inc.

Former Name if Applicable                N/A

Address of Principal Executive Office:   950 Stafford Street
                                         Casper, Wyoming 82609

                       PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semiannual report, or transition report on Form 10-K, 10-KSB, 20-F, 11-K, or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;

[ ] (c)     The accountant's statement or other exhibit required by Rule 12b-25
            (c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

            The Company's independent auditor has not yet completed the accounting documentation required for the Form 10-QSB.

                          PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

            Alan Gelfand         Secretary and Director        (307) 265-6669
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                (Name)                   (Title)             (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                     (X) Yes   (  ) No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    ( X ) Yes  (  )  No

            If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            The Company acquired a significant amount of assets when it closed a Purchase and Sale Agreement during the quarter ending March 31, 2003. Prior to this acquisition, the Company had minimal active operations of its own. Therefore, the addition of operations from the acquisition of assets will materially change the results of operations. Because the Company's auditor has not yet completed the accounting documentation the Company cannot provide a reasonable quantitative estimate of results of operations.

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                            American Oil & Gas, Inc.
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                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 14, 2003                  By: /s/ Alan Gelfand
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                                    Name: Alan Gelfand
                                    Title:Secretary and Director

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